04050183

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

MortgageIT Securities Corp.
Exact Name of Registrant as Specified in Charter

Form 8-K, November 9, 2004, Series 2004-2

0001305551
Registrant CIK Number

~~[illegible]~~
333-114686

Name of Person Filing the Document
(If Other than the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MORTGAGEIT SECURITIES CORP.

By: ______________________________
Name: John R. Cuti
Title: Secretary

Dated: November 12, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RMBS New Transaction

Computational Materials

$[xxx,xxx,xxx] (approximate)
MortgageIT Trust 2004-2

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, National Association
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

November 9, 2004

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Banking / Deal Management	
Matt Whalen	(212) 449-0752
Paul Park	(212) 449-6380
Tom Saywell	(212) 449-2122
Alan Chan	(212) 449-8140
Fred Hubert	(212) 449-5071
Alice Chu	(212) 449-1701
Sonia Lee	(212) 449-5067
Oleg Saitskiy	(212) 449-1901
Keith Singletary	(212) 449-9431
Calvin Look	(212) 449-5029
Trading	
Scott Soltas	(212) 449-3659
Charles Sorrentino	(212) 449-3659
Dan Lonski	(212) 449-3659
Edgar Seah	(212) 449-3659
Research	
Glenn Costello	(212) 449-4457

Loan Description	% of Pool	Gross WAC (%)	Net WAC (%)	WAM (mos)	Gross Margin (%)	Net Margin (%)	Initial Cap* (%)	Periodic Cap* (%)	Max Rate (%)	Mos to Roll
6-Month LIBOR ARM	1.44	4.287	3.907	356	2.271	1.891	1.000	1.000	11.354	10
3/1-Year CMT Hybrid ARM	4.17	4.528	4.148	359	2.750	2.370	2.000	2.000	10.528	35
3/1-Year LIBOR Hybrid ARM	3.08	4.385	4.005	359	2.250	1.870	2.000	2.000	10.385	34
3/6-Month LIBOR Hybrid ARM	32.93	5.147	4.767	359	2.250	1.870	6.000	2.000	11.147	35
5/1-Year CMT Hybrid ARM	15.05	4.847	4.467	360	2.746	2.366	4.980	2.000	9.853	59
5/1-Year LIBOR Hybrid ARM	8.23	4.816	4.436	359	2.250	1.870	4.904	2.000	9.848	50
5/6-Month LIBOR Hybrid ARM	35.11	5.395	5.015	359	2.250	1.870	6.000	2.000	11.390	59
Totals:	**100.00**	**5.100**	**4.720**	**359**	**2.346**	**1.966**	**5.446**	**1.997**	**10.885**	**48**

*Non-zero weighted average

Total Mortgage Loans

Mortgage Loan Characteristics

Aggregate Outstanding Principal Balance		$635,331,368	
Aggregate Original Principal Balance		$637,632,970	
Number of Mortgage Loans		2,122	
	Minimum	Maximum	Average [(1)]
Original Principal Balance	$48,000	$1,000,000	$300,487
Outstanding Principal Balance	$47,978	$1,000,000	$299,402
	Minimum	Maximum	Weighted Average [(2)]
Original Term (mos)	300	360	360
Stated remaining Term (mos)	299	360	359
Loan Age (mos)	0	8	1
Current Interest Rate	3.750%	6.500%	5.100%
Initial Interest Rate Cap[(3)]	1.000%	6.000%	5.446%
Periodic Rate Cap[(3)]	1.000%	2.000%	1.997%
Gross Margin	2.000%	2.875%	2.346%
Maximum Mortgage Rate	8.000%	16.875%	10.885%
Minimum Mortgage Rate	2.000%	2.875%	2.346%
Months to Roll	1	118	48
Original Loan-to-Value	12.76%	95.00%	74.00%
Credit Score	621	827	733
	Earliest	Latest	
Maturity Date	10/01/29	11/01/34	

Lien Position	Percent of Mortgage Pool
1st Lien	100.00%

Year of Origination	Percent of Mortgage Pool
2004	100.00%

Occupancy	Percent of Mortgage Pool
Primary	88.56%
Second Home	2.72%
Investment	8.72 %

Loan Purpose	Percent of Mortgage Pool
Purchase	55.14%
Refinance - Rate/Term	19.43%
Refinance - Cashout	25.43%

Loan Type	Percent of Mortgage Pool
ARM	100.00%

Amortization Type	Percent of Mortgage Pool
Fully Amortizing	23.83%
Interest Only	76.17%

Property Type	Percent of Mortgage Pool
Single Family	63.51%
Townhouse	0.12%
Condominium	10.08%
Two- to Four-Family	3.84%
Planned Unit Development	22.44%

(1) Sum of Principal Balance divided by total number of loans.

(2) Weighted by Outstanding Principal Balance.

(3) Minimum and Weighted Average only for loans with rate caps.

Mortgage Rates

Range of Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
3.501% to 4.000%	14	$4,443,226	0.70%	3.894%	742	$317,373	73.82%	90.14%
4.001% to 4.500%	180	57,341,675	9.03	4.367	741	318,565	72.47	85.19
4.501% to 5.000%	801	253,629,807	39.92	4.842	739	316,641	72.16	66.38
5.001% to 5.500%	819	225,519,977	35.50	5.305	731	275,360	74.99	36.53
5.501% to 6.000%	271	82,506,412	12.99	5.735	716	304,452	77.04	28.08
6.001% to 6.500%	37	11,890,271	1.87	6.287	711	321,359	80.61	13.19
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

As of the Cut-off Date, Mortgage Rates borne by the Mortgage Loans ranged from 3.750% per annum to 6.500% per annum and the weighted average Mortgage Rate of the Mortgage Loans was approximately 5.100% per annum.

Remaining Months to Stated Maturity

Range of Remaining Terms (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
289 to 300	1	$441,000	0.07%	4.125%	652	$441,000	90.00%	100.00%
349 to 360	2,121	634,890,368	99.93	5.101	733	299,335	73.98	51.65
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

As of the Cut-off Date, the remaining term to stated maturity of the Mortgage Loans ranged from 299 months to 360 months and the weighted average remaining term to stated maturity of the Mortgage Loans was approximately 359 months.

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
$50,000 or less	1	$47,978	0.01%	6.125%	747	$47,978	80.00%	0.00%
$50,001 to $100,000	79	6,520,841	1.03	5.158	725	82,542	73.15	68.44
$100,001 to $150,000	247	32,428,877	5.10	5.161	727	131,291	74.69	64.06
$150,001 to $200,000	284	53,122,378	8.36	5.163	730	187,051	74.94	53.25
$200,001 to $250,000	315	71,803,394	11.30	5.118	728	227,947	75.45	50.21
$250,001 to $300,000	285	78,728,661	12.39	5.112	731	276,241	74.00	42.50
$300,001 to $350,000	276	89,534,610	14.09	5.106	732	324,401	73.24	40.13
$350,001 to $400,000	188	69,909,640	11.00	5.086	735	371,860	74.51	56.76
$400,001 to $450,000	112	46,680,807	7.35	5.085	733	416,793	75.28	58.12
$450,001 to $500,000	123	58,313,906	9.18	5.135	738	474,097	73.56	48.24
$500,001 to $550,000	63	33,069,725	5.21	5.007	733	524,916	74.14	58.37
$550,001 to $600,000	53	29,443,248	4.63	4.951	739	555,533	72.11	61.30
$600,001 to $650,000	48	29,013,188	4.57	5.055	746	604,441	74.50	55.48
$650,001 to $700,000	12	7,331,836	1.15	4.814	739	610,986	71.49	90.59
$700,001 to $750,000	9	6,552,650	1.03	5.293	728	728,072	73.21	66.84
$750,001 to $800,000	4	3,070,000	0.48	5.192	739	767,500	73.61	49.51
$850,001 to $900,000	8	6,179,352	0.97	5.109	721	772,419	74.11	42.96
$900,001 to $950,000	3	2,736,129	0.43	5.126	723	912,043	74.78	66.74
$950,001 to $1,000,000	12	10,844,150	1.71	5.128	728	903,679	63.16	36.58
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

As of the Cut-off Date, the outstanding principal balances of the Mortgage Loans ranged from approximately $47,978 to approximately $1,000,000 and the average outstanding principal balance of the Mortgage Loans was approximately $299,402.

Product Types

Product Types	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
6 Month LIBOR ARM	1	$108,678	0.02%	3.875%	745	$108,678	77.86%	100.00%
3 Year/6 Month LIBOR ARM	98	26,994,245	4.25	5.156	729	275,451	75.24	22.34
3 Year/1 Year LIBOR ARM	60	18,165,780	2.86	4.378	742	302,763	71.53	100.00
3 Year/1 Year CMT ARM	22	4,102,137	0.65	4.634	740	186,461	73.77	100.00
5 Year/6 Month LIBOR ARM	166	38,739,698	6.10	5.364	723	233,372	72.61	28.72
5 Year/1 Year LIBOR ARM	131	43,727,458	6.88	4.812	737	333,797	72.17	94.63
5 Year/1 Year CMT ARM	67	19,564,327	3.08	4.811	728	292,005	71.77	97.20
6 Month LIBOR IO ARM	28	9,031,129	1.42	4.292	742	322,540	74.44	76.93
3 Year/6 Month LIBOR IO ARM	570	182,202,746	28.68	5.146	731	319,654	75.11	25.32
3 Year/1 Year LIBOR IO ARM	4	1,374,468	0.22	4.477	716	343,617	75.18	58.62
3 Year/1 Year CMT IO ARM	66	22,400,480	3.53	4.508	741	339,401	74.94	97.32
5 Year/6 Month LIBOR IO ARM	700	184,343,209	29.02	5.401	728	263,347	74.69	40.06
5 Year/1 Year LIBOR IO ARM	20	8,554,012	1.35	4.834	741	427,701	73.06	77.34
5 Year/1 Year CMT IO ARM	189	76,023,001	11.97	4.856	745	402,238	71.86	95.06
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

Adjustment Type

Adjustment Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
ARM	2,122	$635,331,368	100.00%	5.100%	733	$299,402	74.00%	51.68%
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

State Distributions of Mortgaged Properties

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Alabama	3	$446,400	0.07%	4.976%	704	$148,800	71.47%	65.28%
Arizona	179	36,893,122	5.81	5.212	729	206,107	77.59	64.89
Arkansas	2	253,331	0.04	5.169	742	126,666	82.91	51.64
California	1175	418,534,119	65.88	5.121	734	356,199	72.89	46.09
Colorado	86	17,533,460	2.76	5.015	730	203,877	76.18	59.97
Connecticut	9	4,057,735	0.64	4.954	725	450,859	71.46	64.52
Delaware	3	404,830	0.06	5.480	728	134,943	75.40	74.19
Florida	100	22,135,643	3.48	5.120	726	221,356	75.43	45.75
Georgia	9	2,181,816	0.34	4.711	741	242,424	78.10	95.70
Hawaii	1	708,000	0.11	4.875	795	708,000	60.00	0.00
Illinois	73	17,189,706	2.71	4.981	730	235,475	75.14	55.54
Indiana	5	677,909	0.11	5.454	735	135,582	86.98	43.88
Iowa	1	74,494	0.01	4.500	633	74,494	73.50	100.00
Kansas	2	210,344	0.03	4.931	747	105,172	91.23	100.00
Maryland	15	3,953,414	0.62	5.002	719	263,561	72.22	61.74
Massachusetts	25	8,518,598	1.34	5.012	731	340,744	74.09	82.43
Michigan	1	135,138	0.02	4.750	724	135,138	80.00	100.00
Minnesota	33	5,737,875	0.90	4.989	734	173,875	78.74	65.20
Missouri	8	1,733,434	0.27	4.753	755	216,679	70.68	68.76
Montana	3	570,400	0.09	5.156	787	190,133	79.72	74.75
Nevada	50	12,477,516	1.96	5.267	725	249,550	75.17	37.02
New Hampshire	4	832,883	0.13	5.184	717	208,221	80.49	74.07
New Jersey	19	6,340,385	1.00	4.836	731	333,704	73.15	88.09
New York	38	14,788,359	2.33	5.030	732	389,167	71.42	52.66
North Carolina	23	4,667,399	0.73	4.805	736	202,930	74.13	65.63
Ohio	3	628,500	0.10	5.149	750	209,500	78.58	72.63
Oklahoma	2	223,053	0.04	5.471	718	111,526	85.23	0.00
Oregon	10	2,102,466	0.33	5.018	725	210,247	78.83	58.62
Pennsylvania	5	1,019,563	0.16	5.008	695	203,913	76.15	56.57
Tennessee	3	891,500	0.14	5.781	724	297,167	78.32	45.32
Texas	82	15,092,372	2.38	5.034	722	184,053	78.24	76.81
Utah	5	753,808	0.12	5.141	703	150,762	77.81	100.00
Virginia	17	4,900,977	0.77	5.109	717	288,293	78.15	87.35
Washington	92	23,093,334	3.63	4.991	739	251,015	78.78	62.83
Wisconsin	36	5,569,484	0.88	4.851	730	154,708	78.01	87.29
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

No more than approximately 0.71% of the Mortgage Loans will be secured by mortgaged properties located in any one zip code.

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
50.00% or less	92	$26,364,412	4.15%	4.951%	743	$286,570	41.21%	42.72%
50.01% to 55.00%	49	13,239,236	2.08	4.967	734	270,188	52.92	32.61
55.01% to 60.00%	85	27,854,755	4.38	4.944	738	327,703	58.26	35.84
60.01% to 65.00%	168	56,591,807	8.91	4.907	738	336,856	63.41	42.44
65.01% to 70.00%	142	46,851,459	7.37	5.025	726	329,940	68.56	57.57
70.01% to 75.00%	207	72,294,594	11.38	5.186	723	349,249	73.87	50.06
75.01% to 80.00%	1,280	369,837,101	58.21	5.133	735	288,935	79.67	55.52
80.01% to 85.00%	25	6,346,614	1.00	5.513	714	253,865	84.70	26.84
85.01% to 90.00%	46	10,372,088	1.63	5.373	711	225,480	89.87	48.59
90.01% to 95.00%	28	5,579,302	0.88	5.185	727	199,261	94.46	63.11
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

As of the Cut-off Date, the Original Loan-to-Value Ratios of the Mortgage Loans ranged from 12.76% to 95.00%. and the weighted average Original Loan-to-Value of the Mortgage Loans was approximately 74.00%.

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Purchase	1,203	$350,322,985	55.14%	5.123%	741	$291,208	77.93%	47.58%
Refinance - Cashout	511	161,589,958	25.43	5.181	719	316,223	69.71	46.47
Refinance - Rate Term	408	123,418,425	19.43	4.930	728	302,496	68.44	70.13
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Single Family	1,321	$403,499,305	63.51%	5.093%	732	$305,450	73.40%	49.27%
Townhouse	5	785,534	0.12	5.244	727	157,107	79.84	68.95
Condominium	238	64,064,575	10.08	5.157	735	269,179	75.84	49.60
Two- to Four-Family	74	24,383,285	3.84	5.326	733	329,504	71.95	38.22
Planned Unit Development	484	142,598,669	22.44	5.054	733	294,625	75.16	61.65
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Full Documentation	1,125	$328,342,118	51.68%	4.932%	732	$291,860	74.85%	100.00%
Stated Income	809	249,776,195	39.31	5.294	734	308,747	75.73	0.00
No Documentation	127	35,172,540	5.54	5.128	734	276,949	58.23	0.00
No Ratio	61	22,040,515	3.47	5.362	733	361,320	66.79	0.00
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Primary	1,836	$562,663,211	88.56%	5.075%	731	$306,461	74.67%	53.84%
Investment	219	55,376,873	8.72	5.343	743	252,862	67.61	31.90
Second Home	67	17,291,284	2.72	5.149	747	258,079	72.44	44.60
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

The information set forth above with respect to occupancy is based upon representations of the related mortgagors at the time of origination.

Mortgage Loans Age Summary

Mortgage Loans Age (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
0	930	$291,631,112	45.90%	5.049%	736	$313,582	73.32%	54.24%
1	1,111	319,702,621	50.32	5.152	731	287,761	74.52	49.09
2	35	9,662,749	1.52	4.971	733	276,079	73.44	55.18
3	9	2,806,553	0.44	4.573	714	311,839	78.20	73.97
4	8	2,664,819	0.42	5.355	728	333,102	75.83	72.64
5	17	6,134,694	0.97	5.182	721	360,864	75.15	43.90
6	4	895,469	0.14	4.978	690	223,867	67.77	60.36
7	7	1,516,267	0.24	4.932	700	216,610	83.68	21.06
8	1	317,086	0.05	5.375	709	317,086	80.00	100.00
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

As of the Cut-off Date, the weighted average age of the Mortgage Loans was approximately 1 month.

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
None	1,818	$558,967,198	87.98%	5.079%	734	$307,463	73.68%	53.65%
36 Months	265	65,971,230	10.38	5.232	726	248,948	76.46	36.76
60 Months	39	10,392,940	1.64	5.414	716	266,486	75.27	40.34
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

The weighted average prepayment penalty term at origination with respect to the Mortgage Loans having prepayment penalties is approximately 39 months.

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
621 to 625	4	$1,238,920	0.20%	5.505%	622	$309,730	78.54%	100.00%
626 to 650	23	5,461,781	0.86	5.333	639	237,469	73.71	100.00
651 to 675	185	53,058,369	8.35	5.322	667	286,802	73.96	45.25
676 to 700	279	80,527,680	12.67	5.173	689	288,630	75.70	60.68
701 to 725	426	121,022,147	19.05	5.123	714	284,090	73.55	50.35
726 to 750	463	146,174,044	23.01	5.079	739	315,711	74.41	47.04
751 to 775	447	137,315,114	21.61	5.056	762	307,193	74.72	49.66
776 to 800	252	76,654,626	12.07	4.947	786	304,185	70.81	55.17
801 to 825	42	13,548,687	2.13	4.996	806	322,588	74.28	60.93
826 to 827	1	330,000	0.05	4.750	827	330,000	58.93	100.00
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

The Credit Scores of the Mortgage Loans that were scored as of the Cut-off Date ranged from 621 to 827 and the weighted average Credit Score of the Mortgage Loans that were scored as of the Cut-off Date was approximately 733.

Gross Margins

Range of Gross Margins	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
1.501% to 2.000%	8	$3,076,129	0.48%	4.029%	727	$384,516	77.67%	85.76%
2.001% to 2.500%	1,766	509,502,966	80.19	5.185	731	288,507	74.34	40.93
2.501% to 3.000%	348	122,752,273	19.32	4.775	742	352,736	72.46	95.45
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

As of the Cut-off Date, the Gross Margins for the Adjustable Rate Mortgage Loans ranged from 2.000% per annum to 2.875% per annum and the weighted average Gross Margin of the Adjustable Rate Mortgage Loans was approximately 2.346% per annum.

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
7.501% to 8.000%	1	$199,150	0.03%	6.000%	704	$199,150	94.99%	0.00%
8.501% to 9.000%	3	886,578	0.14	3.937	774	295,526	64.80	50.60
9.001% to 9.500%	41	15,772,219	2.48	4.405	745	384,688	71.94	91.90
9.501% to 10.000%	318	120,143,357	18.91	4.810	742	377,809	71.59	93.99
10.001% to 10.500%	173	50,646,704	7.97	4.564	737	292,756	72.90	85.73
10.501% to 11.000%	494	137,353,162	21.62	4.868	736	278,043	72.64	42.68
11.001% to 11.500%	775	213,349,429	33.58	5.312	731	275,290	75.02	32.92
11.501% to 12.000%	276	84,377,148	13.28	5.657	716	305,714	77.18	30.92
12.001% to 12.500%	36	11,693,621	1.84	6.290	711	324,823	80.37	13.41
16.001% to 16.500%	3	452,400	0.07	4.274	756	150,800	79.14	88.24
16.501% to 17.000%	2	457,600	0.07	4.875	757	228,800	80.00	30.07
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**

As of the Cut-off Date, the Maximum Mortgage Rates for the Adjustable Rate Mortgage Loans ranged from 8.000% per annum to 16.875% per annum and the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans was approximately 10.885% per annum.

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
December 2004	1	$117,650	0.02%	5.250%	676	$117,650	79.98%	100.00%
February 2005	4	1,532,162	0.24	4.098	715	383,041	80.00	100.00
March 2005	3	1,092,250	0.17	4.440	752	364,083	72.91	81.14
April 2005	16	5,059,145	0.80	4.290	747	316,197	75.82	86.03
May 2005	5	1,018,250	0.16	4.515	730	203,650	71.82	27.99
October 2005	7	3,051,364	0.48	4.707	730	435,909	71.81	66.51
November 2005	24	9,475,178	1.49	4.795	738	394,799	73.20	85.79
June 2007	5	1,984,857	0.31	5.363	707	396,971	76.53	21.95
July 2007	3	847,810	0.13	5.303	719	282,603	78.70	14.01
August 2007	1	524,450	0.08	5.000	692	524,450	80.00	0.00
September 2007	5	1,182,840	0.19	5.219	746	236,568	74.52	48.52
October 2007	466	141,295,183	22.24	5.056	731	303,209	75.11	37.78
November 2007	344	108,805,991	17.13	4.981	736	316,296	74.58	39.47
December 2007	1	457,307	0.07	5.375	763	457,307	80.00	0.00
March 2009	1	317,086	0.05	5.375	709	317,086	80.00	100.00
April 2009	7	1,516,267	0.24	4.932	700	216,610	83.68	21.06
May 2009	4	895,469	0.14	4.978	690	223,867	67.77	60.36
June 2009	11	3,963,002	0.62	5.107	727	360,273	74.23	52.24
July 2009	5	1,817,009	0.29	5.379	733	363,402	74.49	100.00
August 2009	3	543,940	0.09	5.621	706	181,313	81.40	100.00
September 2009	17	3,340,767	0.53	5.539	723	196,516	76.19	40.56
October 2009	603	163,104,835	25.67	5.279	730	270,489	74.07	55.97
November 2009	581	182,049,221	28.65	5.092	736	313,338	72.54	63.08
December 2009	3	714,500	0.11	5.204	713	238,167	74.77	36.61
June 2010	1	186,835	0.03	4.875	755	186,835	80.00	100.00
September 2014	1	438,000	0.07	4.000	771	438,000	49.77	0.00
Total:	**2,122**	**$635,331,368**	**100.00%**	**5.100%**	**733**	**$299,402**	**74.00%**	**51.68%**